UNITED STATES          -----------------------
                       SECURITIES AND EXCHANGE COMMISSION        OMB APPROVAL
                             Washington, D.C. 20549      -----------------------
                                                         OMB NUMBER:   3235-0058
                                   FORM 12B-25           EXPIRES:  JUNE 30, 1994
                                                         ESTIMATED AVERAGE
                           NOTIFICATION OF LATE FILING   HOURS BURDEN
                                                         PER RESPONSE.......2.50
                                                         -----------------------

(Check  One):  |X| Form  10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q
               |_| Form N-SAR

                                                                 ---------------
               [  ] For  Period  Ended:   December 31, 1996      SEC FILE NUMBER
               [  ] Transition   Report   on   Form   10-K       1-10569
               [  ] Transition   Report   on   Form   20-F       ---------------
               [  ] Transition   Report   on   Form   11-K       ---------------
               [  ] Transition   Report   on   Form   10-Q       CUSIP NUMBER
               [  ] Transition Report on Form N-SAR              ---------------
               For the Transition Period Ended:_________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
     Big Smith Brands, Inc.
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Full Name of Registrant

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Former Name if Applicable
    7100 West Camino Real, Suite 201
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Address of Principal Executive Office (Street and Number)
     Boca Raton, Florida  33433
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

     [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]  (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See Attachment I
                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                  SEC 1344 (6/93

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Delbridge E. Narron                   (212)                   715-7599
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          (Name)                      (Area Code)             (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                  |X| Yes |_| No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal yea r will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

     If so, attach an explanation of the anticipated change,
     both   narratively   and   quantitatively,    and,   if
     appropriate,   state  the  reasons  why  a   reasonable
     estimate of the results cannot be made.
     See Attachment II
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                         Big Smith Brands, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    03/31/96                         By /s/Terry L. Dober
    ---------------------------------      -------------------------------------
                                         Terry L. Dober, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                                  ATTACHMENT I

         Registrant's financial statements were not completed on or before the date on which Registrant's Form 10-KSB for the fiscal year ended December 31, 1996, was required to be filed as a result of recent events including a delay in receiving a waiver in connection with the technical violation of certain financial covenants relating to registrant's revolving line of credit and other delays related to the release of the registrant's audited Financial Statements. Registrant is currently in the process of completing its financial statements and believes at this time that its financial statements will be completed, and its Form 10-KSB will be filed, within the grace period provided for under Rule 12b-25.

                                  ATTACHMENT II


         The Registrant estimates that its loss from operations for the twelve months ended December 31, 1996, will be approximately $2,861,339 as compared with income from operations of approximately $140,000 during the twelve months ended December 31, 1995. The Registrant estimates that its net loss for the twelve months ended December 31, 1996, will be approximately $3,844,810 as compared with a net loss of approximately $425,000 during the twelve months ended December 31, 1995. These changes resulted primarily from the purported termination of the Caterpillar license and related litigation in connection with which the Company accrued or incurred restructuring and litigation costs which included costs such as legal and professional fees, impairment write-downs, plant shut down costs, employee termination costs, other costs related to foreign operations and other related costs.